Filed by Air France

This communication is filed pursuant to Rule 425 under The Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14d-2 of the Securities Exchange Act of 1934, as amended.

Subject Company: KLM Royal Dutch Airlines

Commission File Number: 001-04059

Date: October 3, 2003

Legal Information

The combination of KLM and Air France will be implemented through an exchange offer made by Air France to all shareholders of KLM. This document is neither an offer to purchase nor a solicitation of an offer to sell shares of KLM. Any offer in the United States will only be made through a prospectus which is part of a registration statement on Form F-4 filed with the U.S. Securities and Exchange Commission (the “SEC”). KLM shareholders who are U.S. persons or are located in the United States are urged to carefully review the registration statement on Form F-4 and the prospectus included therein, the prospectus, the Schedule TO and other documents relating to the offer that will be filed by Air France with the SEC because these documents contain important information relating to the offer. You are also urged to read the related solicitation/recommendation statement on Schedule 14D-9 that will be filed with the SEC by KLM regarding the offer. You may obtain a free copy of these documents after they are filed with the SEC and other documents filed by Air France and KLM with the SEC at the SEC’s web site at www.sec.gov. Once such documents are filed with the SEC, you will also be able to inspect and copy the registration statement on Form F-4, as well as any documents incorporated by reference therein, the Schedule TO and the Schedule 14D-9 at the public reference room maintained by the SEC at 450 Fifth Street, NW, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. These documents may also be obtained free of charge by contacting Air France, Investor Relations, 45, rue de Paris, 95747 Roissy CDG Cedex, France. (tel: +33 1 41 56 88 60), or KLM, Amsterdamsweg 55, 1182 GP Amstelveen, The Netherlands. Attention: Investor Relations (tel: +31 20 64 93099). YOU SHOULD READ THE PROSPECTUS AND THE SCHEDULE 14D-9 CAREFULLY BEFORE MAKING A DECISION CONCERNING THE OFFER.

Forward-Looking Statements

The information herein contains, and the Air France, KLM and their representatives may make, forward-looking statements either orally or in writing, about Air France, KLM and their businesses. These forward-looking statements, which include, but are not limited to, statements concerning the financial condition, results of operations and businesses of Air France and KLM and the benefits expected to result from the contemplated transaction, are based on management’s current expectations and estimates.

These forward-looking statements involve known and unknown risks, uncertainties and other factors, many of which are outside of Air France or KLM’s control and are difficult to predict, that may cause actual results to differ materially from any future results expressed or implied from the forward-looking statements. These statements are not guarantees of future performance and involve risks and uncertainties including, among others: the risk that the conditions relating to the required minimum tender of shares might not be satisfied; failure by Air France and KLM shareholders to approve the planned corporate reorganizations; inability to obtain, or meet the conditions imposed for, regulatory approvals in a timely manner or at all; the risk that the businesses of Air France and KLM will not be integrated successfully and the the expected synergies and cost savings will not be achieved; unanticipated expenditures; changing relationships with customers, suppliers and strategic partners; and other economic, business, competitive and/or regulatory factors affecting the businesses of Air France and KLM generally. Air France and KLM caution that the foregoing list of important factors is not exhaustive. Additional information regarding the factors and events that could cause differences between forward-looking statements and actual results in the future is contained in KLM’s Securities and Exchange Commission filings, including KLM’s Annual Report on Form 20-F. Air France and KLM undertake no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

THE FOLLOWING IS A TRANSCRIPT OF A MEETING WITH

ANALYSTS HELD ON SEPTEMBER 30, 2003.

Analysis Meeting                                                                                                                                                                                    Air France/KLM

Analysts Meeting

Creating Europe’s Leading Airline Group

Jean-Cyril SPINETTA

Chairman and CEO, Air France

I.	Overall Presentation of the Transaction

We believe the Agreement is an appropriate response to the current environment. Basically, Leo VAN WIJK and I will be presenting you this afternoon with an outline of the proposal, the background on why decided on this solution, how we are going about it, and what the benefits are for our respective stakeholders.

Today, Air France and KLM, two major flag carriers have decided to combine our strengths and create Europe’s first airline group. Such an operation raises many challenges. While taking the interests of our shareholders into account, we must comply with current regulations, harmonise two very strong corporate cultures, and provide solid assurances regarding the future development of the two companies. We believe that the solution we are announcing today is the appropriate response to all of these challenges. It will allow us to leverage the complementarities of the two companies in offering our customers a superior product. We will also be able to extract maximum synergies to create value for all of our relevant stakeholders.

This ambitious proposal is also very respectful of each airline’s character and culture.

1.	One Group, Two Airlines

We have chosen a very simple concept: one Group, two airlines. This is the only way in which we can meet two objectives. First, respecting the identity, brand and culture of each of the two airlines. Second, to obtain a common bottom line. The best way to do this is to merge the shareholdings to create a holding company Air France-KLM, which will be the listed company with two fully owned subsidiaries, Air France and KLM.

2.	Public Exchange Offer

This is a friendly transaction that has the support of the governing bodies of both companies. It is a recommended public exchange offer: in exchange for 10 KLM shares, we offer KLM shareholders 11 Air France share. These Air France shares will be drawn from a new share issue reserved for LL shareholders. In addition, they will receive 10 Air France warrants at a strike price of EUR20 and a maturity of 3.5 years. These warrants will give them the right to subscribe to two Air France shares. This gives KLM shares an implied value of EUR 16.74 per share, amounting to a total value for KLM of EUR 784 million, based on the Air France closing price last night.

Through this operation, Air France will ultimately be privatised as the French government’s stake will be diluted to below 50%.

The new group, Air France-KLM, will be world leader in terms of turnover and number three in terms of traffic. As KLM will automatically join SkyTeam, and assuming that NorthWest and Continental will follow suit, our alliance will become a world leader together with StarAlliance. In Europe, SkyTeam will now bring together the new entity, Air France-KLM, the Czech airline, CSA, and Alitalia. This morning, we signed a trilateral agreement between Air France, KLM and Alitalia, which covers the extended cooperation of Alitalia with the new Air France-KLM Group and targets the accelerated integration of the cargo businesses of the three carriers. In addition, KLM and Alitalia also signed a bilateral agreement this morning covering their commercial cooperation in SkyTeam.

Roissy, 30 September 2003                                                                                                                                                                                        1

Analysis Meeting                                                                                                                                                                                    Air France/KLM

I will now hand over to Leo VAN WIJK who will discuss the strategic rationale for the transaction.

II.	Strategic Rationale of the Transaction

The strategic rationale for the transaction is built on three main factors: a change in the European environment, the complementarity of our businesses, and the potential for extracting significant synergies.

1.	Change in the European Environment

The European environment has been changing since 1993, with the launch of a single European market of 400 million customers. All the airlines know that at some point in time, the current structure of the air transport industry in Europe will have to change. KLM has been trying to be in the forefront of those discussions in the past few years.

A huge single, European market obviously implies the creation of a truly pan-European company. So far, that has not occurred, but this transaction will change that. The inevitable change has been hampered by restrictive national ownership regulations. We envisage that these rules will disappear rapidly. This is due to a European Court of Justice ruling in November 2002, and a consequential mandate given to the European Commission by all member states to negotiate an Open Sky agreement with the US government. We therefore believe that transaction has occurred at exactly the right time, giving us the strategic advantage of leading the consolidation process in Europe.

2.	Complementary Commercial Presence

KLM and Air France’s hubs are among the most important in Europe. Currently, as part of the consolidation process, 75% of all long haul flights are concentrated in 10 Europe hubs, four of which account for 54% of flights: London Heathrow, Charles de Gaulle, Frankfurt and Schiphol. This transaction will thus be combining two of the four biggest hubs in Europe, and this will certainly be a major asset for the alliance.

Contrary to what most people think, Air France and KLM are very complementary in a number of areas. In terms of commercial presence in Europe, KLM is stronger more in the North West of Europe, the geographical area where the Amsterdam hub is most efficient. Air France is stranger in the Southern part of Europe. In the main areas of Europe, both companies have relatively small positions. In many of these areas, Lufthansa is the dominant carrier. We will try to improve our position in those markets where we are currently not as strong.

In terms of long haul networks, it is quite clear that out of the 101 destinations we share jointly, only 31 are common destinations, and 70 are served separately by one or the other. KLM will bring 27 new destinations to the Air France network, and Air France will bring 43 new destinations to the KLM network. In relation to the 31 destinations we both serve, we believe that there is enough room for both airlines, because they usually represent the world’s largest markets.

This transaction is bringing two of Europe four leading hubs together. By doing so, each of the three global alliances (SkyTeam, OneWorld and StarAlliance) will have multi-hub systems in the future: Copenhagen, Frankfurt, Munich and Vienna for StarAlliance; London, Heathrow, Madrid and Zurich for OneWorld; Paris, Amsterdam and Milan for SkyTeam. As a result, the combination of Air France and KLM will bring two of the four leading hubs to the SkyTeam Alliance. Our strategy will be to take full advantage of these two hubs through the harmonious coordination of our respective networks. For both partners, the hub strategy is longer term sustainable due to the existing airport infrastructure in Amsterdam and Paris. Both airports have substantial potential for further developments.

The hubs, the airports and the infrastructures are major assets for our combination. While the main European airports have capacity constraints, both Charles de Gaulle (CDG) and Schiphol have potential for development. CDG is the number 3 airport in Europe, with over 48 million passengers. Amsterdam is the number 4 airport in Europe, with over 40 million passengers. Both have a significant number of runways. In terms of aircraft movements, CDG ranks number 1 and Amsterdam rates number 4. Both have extensions to the infrastructure under way. We see this as a great opportunity for using the scarce capacity in Western Europe.

Roissy, 30 September 2003                                                                                                                                                                                        2

Analysis Meeting                                                                                                                                                                                    Air France/KLM

In addition to the complementarity of the hubs and passenger business, the two companies are also very complementary in the cargo area. Air France rates number 2 in Europe, and KLM rates number 5. Together we will be number 1 in Europe and in the world, with a joint turnover of about EUR 2.6. The new entity will bring together the number 2 cargo airport in Europe (CDG) and the number 4 (Schiphol). We will have excellent network coverage of global cargo flows. In order to take advantage of this, we will develop a single SkyTeam product line as soon as possible.

We also have complementarity in terms of engineering and maintenance. By combining our respective expertise and capabilities, we will be creating one of the world’s largest maintenance, repair and overhaul providers, with full capabilities for both Airbus and Boeing product lines. We will have sufficient scale and capacity to meet the maintenance requirements of major airlines. Carriers are increasingly opting for third party maintenance in preference to in-house maintenance. We will enjoy strong relations with original equipment managers such as Airbus, Boeing and General Electric. Finally, both Air France and KLM have already developed a significant part of their turnover from third parties.

We thus have a high level of complementarity and great opportunity for synergies.

3.	Extracting Significant Synergies

Jean-Cyril SPINETTA

In order to estimate the potential synergies of the transaction, we asked experts from Air France and KLM to work together to explore all possible areas of cooperation that could deliver synergies. After identifying these areas, each airline quantified the exact value of the potential synergies. We then asked for an independent evaluation by a leading consulting firm to test the viability of these estimates. The figures contained in this chart are the result of this external estimate.

The figures show that in year three years’ time, total annual synergies will amount to EUR 220-260 million, and EUR 385-495 million in savings per year at year five. At year five, there will be a saving in terms of synergies of EUR 400-500 million each year.

The different areas where we believe we will obtain these potential synergies include sales/distribution, network, revenue management and fleet, cargo, maintenance, IT systems and some other areas. All of the measures have been clearly identified. They are all feasible and relatively easy to implement. We therefore do not see any major obstacles that would prevent us from delivering this potential of synergies. We therefore feel very confident about this financial target.

These synergies will be gradually phased in, 60% will be generated by cost savings, and 40% from additional revenues. We estimate that the synergies will amount to EUR 65-75 million for the first year, and EUR 400-500 million in the last year. Additional potential synergies with other SkyTeam partners have not yet been quantified.

Leo VAN WIJK

KLM announced a structural cost savings programme in April, with a total objective of improving operating income by EUR 650 million in 2005/2006. The synergies discussed by Jean-Cyril SPINETTA have no overlap with the synergies established within KLM. We are fully committed to delivering on the synergies announced in April.

This will benefit the combination in the next two years.

Roissy, 30 September 2003                                                                                                                                                                                        3

Analysis Meeting                                                                                                                                                                                    Air France/KLM

III.	A Tailor Made Organisation

Jean-Cyril SPINETTA

Air France and KLM have opted for a very simple concept: one Group and two airlines. We believe that this the only way to meet our two objectives. First, to respect the identity, brand and culture of each of the two airlines. Second, to achieve a full cooperation strategy and a common bottom line.

1.	Choice of Structure

The intensity of the cooperation strategy depends on the degree of potential competition between the relevant airlines. Where the potential for competition is weak (for example, between Air France and Delta), a commercial alliance is sufficient and the cooperation strategy can be only partial.

In Europe, with a potential 400 million consumers, and 500 million in the future, Europe is limited in size compared to the US. This means that all the main hubs (London, Amsterdam, Frankfurt and Paris) are geographically very close together. Therefore, the potential of competition among these hubs is very strong. To avoid contradictory and counter productive strategies and disputes, you definitely need a full cooperation strategy and a common bottom line. There are two ways of achieving this: a full merger or a merger of shareholdings. In this context, brands are tangible assets. If we wish to preserve the specific identity and brands of Air France and KLM, the only feasible organisational structure is a merger of shareholdings. This explains why we are setting up one Group with two separate entities.

We took three factors into account when deciding on the new structure. First, our desire to maintain each airline’s identity. Second, the rules governing traffic rights in Europe and world wide. Third, a structure that reflects our goal of having one common bottom line.

There will be a transitional period of three years to allow us to secure traffic rights and learn to work well together in this new framework. Our entire approach was to find a structure that was efficient and simple to implement.

The target Group structure will be completed in three years, with no re-negotiation. It is a simple and clear structure guaranteeing efficient management of each airline. Each airline will be responsible for its own operation, while the holding company will ensure consistency in strategy.

2.	Existing KLM Voting Structure

Leo VAN WIJK

In implementing this targeted structure, we have to recognise that the political environment still has some requirements of nationality. In the existing KLM structure, this is taken care of by two sets of preference shares: one set held by the Dutch state, and one by a Dutch foundation. Together they hold about 25% of the voting rights, and not the economic rights. In addition, the Dutch state has an option, allowing it to go to 51% of KLM’s voting rights in any case where traffic rights are being challenged.

The economic rights of the new combination will not be changed. 100% of Air France and KLM will be consolidated into the holding. However, we have made some adjustments in the voting rights. Only 49% of the voting rights will be held in the structure. The rest will be held by two Dutch elements: two foundations and the Dutch state, which will continue to have its preferential A shares in KLM. Moreover, we will maintain the Dutch state’s open to protect traffic rights.

A number of issues in this transaction were very sensitive. A number of sentiments and economic elements for the countries involved are attached to the two airlines. As this transaction will allow us to grow, from a company perspective we did not feel that it was necessary to enter into assurances. However, to make it palatable for the stakeholders, we have entered into a number of agreements and assurances to protect these interests. This is not aimed at protecting interests in which there are no underlying economic interests.

Roissy, 30 September 2003                                                                                                                                                                                        4

Analysis Meeting                                                                                                                                                                                    Air France/KLM

3.	Piloting the Enlarged Group

Jean-Cyril SPINETTA

Management structures have already been set up to ensure the quick and efficient running of the new operation. The Air France-KLM Board of Directors at holding level will be comprised of 16 members, with myself as Chairman and CEO and Leo VAN WIJK as Vice Chairman. There other Dutch nationals will sit on the Board: 2 members proposed by the Supervisory Board of KLM, and 1 member proposed by the Dutch state.

At holding company level, a Strategic Management Committee, the SMC, will be created. A full cooperation strategy is absolutely essential. The SMC will prepare strategic guidelines, particularly, in the important fields of coordination of networks and hubs, budget and medium term planning, fleet and investment strategy, and alliance and partnership strategy. For a minimum of three years, the SMC will be composed of eight members, four from each airline, with a casting vote for the Chairman and CEO of Air France-KLM except in three specific areas where unanimity will be required: modification of assurances, modifications to the scope of Group activities, and any inter-company agreements other than arm’s length agreements.

Each airline will remain responsible for its own commercial and operational management. KLM will continue to be managed by its Supervisory Board, which appoints Management Board. The only two significant changes are as follows. First, during the three year transitional period, 4 out of the 9 Supervisory Board members will be Air France-KLM representatives, and 5 out of 9 thereafter. There will be one Air France-KLM member of the Management Board during the three-year transitional period. In terms of Air France’s corporate governance, one KLM representative will be appointed as a member of the Executive Committee of Air France.

The voting rights given to the Dutch foundations and the Dutch state can only be used according to the economic interest of the Group and of the entities. They only exist to protect traffic rights. From the beginning, we will have 100% of the economic rights.

The assurances will be absolutely manageable in terms of the Group’s strategy. We want to avoid negative reaction from public opinion or employees. They will give comfort to all those involved. They will not be an obstacle to delivering the potential synergies or to immediate efficiency.

IV.	Creating Value for Air France and KLM Shareholders

The offer is a recommended public exchange offer. We propose that KLM shareholders receive 11 Air France shares in exchange for 10 KLM shares. These Air France shares will be drawn from a new share issue reserved for KLM shareholders. In addition, they will receive 10 Air France warrants with a strike price of EUR 20 And a maturity of 3.5 years. 3 warrants will give them the right to subscribe to or acquire 2 Air France shares. This is a largely non-cash transaction. The only cash element concerns the acquisition of other classes of shares, which have been fully secured for a definite price.

The 8.8 million cumulative A preference shares owned by the Dutch state will purchased for a total value of EUR 20 million. The 7 million cumulative C preference shares owned by the Dutch foundations will be purchased for a total price of EUR 14 million. 1 275 priority shares will be bought for an insignificant amount. This transaction is very attractive to KLM shareholders as it provides a significant premium. Moreover, it gives them the opportunity to become shareholders in Europe’s leading airline Group.

We have estimated the premium, including warrants, as being 40% over the spot price last night, over 58% on the one month average, 77% on the 3 month average, and 84% over the 6 month average. For KLM shareholders, this substantial premium takes into account the substantial benefits of KLM’s ongoing restructuring plan and the potential benefit from future growth and synergies opportunities. It also reflects Air France’s positive view of the transaction and the potential impact of the grouping of the two airlines.

Roissy, 30 September 2003                                                                                                                                                                                        5

Analysis Meeting                                                                                                                                                                                    Air France/KLM

In terms of estimating value creation for Air France shareholders, we consider the potential synergies to be generated. The share of the new Group’s market value for Air France shareholders should be significantly higher than the current Air France value due to the value of synergies. If synergies at year 5 are valued at 4.3 times the intermediary EBITDAR, the value for Air France shareholders should increase by about 47% compared to today’s market capitalisation. In addition, as soon as synergies exceed EUR 30 million per year, value will be created for Air France shareholders.

This transaction will also be positive in terms of Air France’s earnings per share within one year of the closing of the transaction.

At end March 2003, the net gearing of the theoretical holding amounted to 121%. This will probably increase slightly at the end of March 2004. While the combined gearing is far from being the worst in the industry, we both consider that the new Group will have to address the issue of its debt. We should be able to reduce net debt as early as 2005/2006. This will be achieved through cash flow from the expected synergies, KLM’s ongoing restructuring plan, and strict financial discipline. Two years after finalisation of the transaction, the gearing of the new group should reach below 100%. All of these assumptions exclude the probable bad will resulting from the transaction.

In terms of financing, Air France’s recently successful securitisation operation and KLM’s access to credit export financing, will provide a full and flexible range of financing tools. On completion of the transaction, the shareholding of the new Group will have totally changed from today’s situation. The former Air France shareholders will own about 81% of the equity of the new Group. The former KLM shareholders will own about 19%. The new Group will be mechanically privatised as the French state’s stake will fall from 54% to 44%. In 3.5 years, if the share price is higher than EUR 20, the warrants will be exercised. If all issued warrants are exercised, 31.2 million new shares will be issued and shareholders equity will increase by EUR 624 million.

1.	Timetable

The initial public announcement was made today, on 30 September 2003. The signing of the first transaction agreement is expected for 15 October 2003. The Agreement will be filed with the US Department of Justice and the European Commission in October 2003. We expect a decision from the anti-trust authorities by the end of the year, and to obtain approval from the European Commission within six weeks of notification of the transaction.

The exchange offer is expected to be launched in the first half of March 2004, followed by meetings for shareholder approval. We are aiming to close the offer in early April 2004. The new Group will thus be set up for the financial year 2004/2005.

V.	Conclusion

Jean-Cyril SPINETTA

This exchange is a tremendous opportunity for KLM and Air France shareholders. We would now like to summarise what we see as the benefits for these groups.

Leo VAN WIJK

It is clear that KLM shareholders will benefit from substantial value creation, both immediately and in the longer term. The immediate benefits will be seen in the significant premium earned in the exchange, and later, through the exposure taken on the share swap and the issue of new warrants. Shareholders will, in addition, benefit from the preservation of the KLM brand and Dutch identity, while capitalising on the complementary aspects for both airlines. Lastly, employees will enjoy excellent opportunities in the combined entity, through development and further growth.

Roissy, 30 September 2003                                                                                                                                                                                        6

Analysis Meeting                                                                                                                                                                                    Air France/KLM

Jean-Cyril SPINETTA

I have already referred to the benefits for Air France shareholders. The leadership position held by the new Group will give us a competitive edge in all business sectors and will boost SkyTeam to a Number 1 position. As I stated previously, this transaction will create significant value for our stakeholders. We hope that you have been convinced by this project, as Leo and I have.

We have set out the strategic rationale, presenting the added value that it will create and providing a detailed assessment of the potential synergies. This is compelling and timely transaction. We are clear on the vision and the structure required for harmonious development of the Group, and are convinced that this will be of great benefit to all stakeholders. As I stated in my introduction, this is a landmark day for KLM and Air France and a defining moment in the evolution of the European aviation industry.

Thank you. We will now move to your questions, whether those from the floor or from people joining us through the conference call.

Roissy, 30 September 2003                                                                                                                                                                                        7

Analysis Meeting                                                                                                                                                                                    Air France/KLM

Question and Answer Session

One of the key components of this transaction lies in the fleet optimisation and acquisition programmes. As I recall, independently, KLM wanted to increase its net indebtedness, while Air France was to remain relatively flat, including the capitalised operating leases. I note, also, that the synergies forecast come, in large part, from synergy and network reorganisation. What will the combined entity’s fleet requirements be and thus, its financing requirements, given your gearing profile?

Leo VAN WIJK

We currently have no other plans than those already announced on both sides. KLM does not plan to increase the number of its airplanes. It will only be working to replace the current fleet. All of the 747-300s have been grounded and will be taken out of service and be replaced by 777s. We have just introduced our new 747 ERF freighters and, in the longer term, will replace the 767 and the 11s. The same is true for Air France. We will take a close look at our networks and see how we can re-organise them. We do not have any detailed plans currently available. On the basis of our analysis, we will determine the best fleet mix. We certainly enjoy commonalities on our fleet, hence very good opportunities in the areas of engineering and maintenance.

Jean-Cyril SPINETTA

This is, of course, a key issue. As Leo VAN WIJK just stated, the number of aircraft on the long-, short- and medium-haul fleets will stabilise at KLM, in the two to three years to come.

I would add that we have just started studies with KLM on this topic. The first results, which were not incorporated in what we presented, show that it will be possible for both companies to save EUR 330 million in expenses, through better co-ordination. We will continue to try to improve our knowledge on all of these components. In any case, we are sure that there is high potential for investment savings. This is consistent with what we have stated in the past.

Leo VAN WIJK

All in all, synergy estimates are on the conservative side.

Do you expect the European Commission to raise any potential anti-trust issues? Secondly, what will happen to KLM’s traffic rights outside Europe after the three-year transition period? Lastly, do you expect Alitalia to join the new Group at some stage?

Jean-Cyril SPINETTA

Of course, we will have to file with the European Commission and with the American authorities. Where the former is concerned, we are fully familiar with the rules applied: it will try to assess whether the level of competition on some destinations is reduced. We have only two routes on which this might be the case: Paris-Amsterdam and Lyon-Amsterdam.

In my view, this is not the most complicated issue, within Europe, compared to what has been seen with other airlines in Europe. We now need to check with the European Commission, negotiate with it and decide, jointly, which remedies need to be applied. That being said, since the number of routes concerned is very limited, the number of potential remedies will also be thus.

As regards the North Atlantic routes, we also know which rules apply, and the European Commission may examine the situation specifically. Whatever happens, the agreement is probably not the most difficult that the Commission will have faced, with respect to the rules already established.

Roissy, 30 September 2003                                                                                                                                                                                        8

Analysis Meeting                                                                                                                                                                                    Air France/KLM

Leo VAN WIJK

As indicated in the presentation, we anticipate that the regulatory environment will change, with the three-year time period being a realistic one. Nevertheless, if this failed to occur, we would have full liberty to maintain all the mechanisms necessary to keep from losing our traffic rights. It is inevitable that, if the European Commission dictates that the nationality clause is to disappear, and if it claims and receives mandate (although limited, in the beginning, to negotiating traffic routes externally) third-party countries will have to abide by what the European Commission thinks is necessary for Europe. There is now general consensus within the industry that the current regime is no longer applicable to current market conditions. The more pressure there is on airlines and their survival, the more liberal the government will become. This does not mean that there are no problems and that this is a “walk-over”, but we have the flexibility to cope with this as we see fit.

Lastly, as stated this morning, alongside Alitalia representatives at the press conference, the current combination of KLM and Air France is seen as the leading player. We know that Alitalia wants to participate in this, and we want the company to participate. Of course, given our recent history, we have been asked whether there will be problems with such an arrangement. As I stated at the time of the break-up, we had no problems with Alitalia, but rather with the interference in the deal.

The statements currently made by politicians in Italy make it abundantly clear that Alitalia will be fit to enter into this combination, sooner rather than later. We signed an agreement this morning making this possible in due time. In addition, KLM and Alitalia have signed a bilateral agreement that allows for co-sharing benefits for both carriers, through Sky Team.

I would like to know more about your potential or existing partnerships with Northwest and Continental. When will they sign up for Sky Team? Secondly, regarding regulatory approval in the US, it would be interesting to see how you will join the anti-trust community partnerships to which Delta—Air France and KLM—Northwest already belong.

Leo VAN WIJK

KLM will continue its relationships with Northwest and Continental, as Air France will continue working with Delta. We do not foresee any particular problems in doing so, and do not see any obstacles in the US. Of course, we have been using the best of our abilities to assess what the regulatory reaction might be, both in the Europe and the US. There is a reasonable expectation in the US that, given the Open Skies Agreement that both countries have with the US, the merger as such will not raise any problems for the companies. It is clear, though, that the North Atlantic situation will be scrutinised in more detail by both authorities in Europe and the US. However, given the structure we have chosen, we do not anticipate any major hurdles.

Have you presented the main structures set up to retain Dutch nationality to your key trading partners, in particular Japan and the US, to determine whether they would be satisfactory to them?

Leo VAN WIJK

That was, of course, a key consideration in the decision-making process. We are fully confident that, based on the new realities that we see in Europe, our structures and safeguards will protect KLM’s air situation.

Jean-Cyril SPINETTA

We also feel that the structure will truly protect traffic rights. As you know, the situation is changing very rapidly in this area. The European Court of Justice handed down its ruling at the end of 2002. Prior to that, a mandate was given to the Commission by all European countries, regarding negotiations of a multilateral agreement with the US. Other areas will surely be explored later. From a legal standpoint, we can imagine that some countries will challenge the traffic rights. However, we believe that the structure implemented is the best solution to this situation and believe that KLM’s traffic rights are secure, thanks to the deal.

Roissy, 30 September 2003                                                                                                                                                                                        9

Analysis Meeting                                                                                                                                                                                    Air France/KLM

Where does debt currently lie, within the operating companies, and where will it go after the merger? Will it move up to the combined entity, or will it remain in the operating companies? In the latter case, are there guarantees at the level of the holding company?

Leo VAN WIJK

Debt will be combined in the holding company, of course. There will be full consolidation.

Jean-Cyril SPINETTA

I am sorry, I am not able to answer. It is very difficult to hear you, due to the technical system and my hesitant English. Leo VAN WIJK understood perfectly, though, so he will answer.

Leo VAN WIJK

Of course, debt will be consolidated in the holding company.

Jean-Cyril SPINETTA

Earlier, I presented the consolidated net debt. However, under the structure that we chose, each of the two entities will maintain relations with its original banker and use its own financial tools. That is why we referred; namely, to KLM’s bank and financial conditions. There will not be any consolidation of negotiations with existing bankers and investors. I am sorry that I did not understand the question, previously, hence a bit of trouble answering…

Can you go into more detail regarding the potential synergies you expect and, in particular, how they should build up? We see the Year 3 and 4 figures. Can you provide more details on Year 1 and Year 2, emphasising those that will be derived from revenue. I had assumed that there would be a certain degree of network overlap, which might have an impact on revenues in the first year, even though the greater marketing power might offset this by Year 3 and Year 5.

Leo VAN WIJK

In the network area, we will, sooner rather than later, look at the portfolio to see how we can make better use of both companies’ assets, to generate more revenue. This will mean re-aligning and repositioning some flights between Paris and Amsterdam. This will definitely bring about increased revenues and returns, and offer better utilisation of the fleets. In other areas, we will, as stated, take a relatively conservative approach, rather than the aggressive approach, because we want to avoid the risk of bringing about synergies and losing revenue base, in the process. That is why we have been conservative in our estimates on cost synergies in the first years. We want to be certain that, before driving cost synergies, that we do not lose the revenue base. We will thus focus, first, on realigning our portfolios in the Amsterdam and Paris hub.

Does this mean that revenue in the first year will be net positive?

Leo VAN WIJK

Yes, most definitely.

Roissy, 30 September 2003                                                                                                                                                                                        10

Analysis Meeting                                                                                                                                                                                    Air France/KLM

What assumptions are you using with respect to traffic and yield?

Leo VAN WIJK

It is not our intention to give you such detailed information. It will be difficult to determine the alignment of the data on each side.

You predicted EUR 300 million in cost savings. Will you need to incur any additional costs in order to achieve those? Secondly, Mr VAN WIJK, what is the position of the Dutch pilot syndicate? Do they have to vote? Have they voted?

Leo VAN WIJK

No, the Dutch pilots are not set to vote. The only process left to be finalised pertains to the Works Councils. These can give advice, albeit not binding advice. In other words, there are no deal breakers present.

That being said, it is important, on both sides, to maintain good labour relations. We understand that there is quite a bit of anxiety on both sides, as to what this will mean concretely for our employees. We have the time to go over this with the unions and the relevant bodies in both companies, to make sure that they fully appreciate what we are doing for labour and understand that this transaction will create new opportunities for the stakeholder groups in both airlines.

Jean-Cyril SPINETTA

No votes are planned for Air France pilots.

I also asked whether exceptional costs would be required to achieve the synergies.

Leo VAN WIJK

One key area where we see potential costs lies in the IT systems. As you can see, there is only marginal benefit in the first three years. Real alignment of the IT systems and full integration is a longer-term project. We are planning a number of smaller investments, over time, to implement this. The process will be carried out as we make other adjustments and changes.

Aside from that, no substantial exceptional costs are foreseen.

Jean-Cyril SPINETTA

I confirm that we have no significant implementation costs.

Does your agreement include any walk-away penalty clauses, like you had with Alitalia?

Jean-Cyril SPINETTA

No. One time is enough.

Roissy, 30 September 2003                                                                                                                                                                                        11

Analysis Meeting                                                                                                                                                                                    Air France/KLM

What does Air France gain by performing an acquisition, at this stage, rather than launching a joint venture alliance? Why not wait until the regulatory environment has fully changed?

Jean-Cyril SPINETTA

In Europe, we needed to deliver full synergies, something that a mere alliance would not have afforded us. There can be many different approaches and views on any number of items. Each company is in a situation where it can produce its own analysis of the situation. In the press, you probably saw that a specific agreement has been signed between Alitalia and Lufthansa in the area of engine maintenance. The market is free and each player will make the decisions that best suits its needs. When partnerships occur, they will be justified by a common bottom line. The only way to achieve a full cooperation strategy is to merge the shareholding structure. It is an absolute necessity.

The second problem specific to Europe is that Air France and KLM are very strong brands. They are tangible assets, and it would be a strategic error – and a truly stupid decision – to kill them off. The only possible answer is thus a merger of the shareholding units, with a full cooperation strategy. This makes it possible to maintain strong brands, as well as the identity and culture of the companies involved. I am certain that the fit is right between us. The organisation we are setting forth today is simple and efficient.

Leo VAN WIJK

From first-hand experience, I can tell you that, when we implemented the joint venture with Alitalia, four years ago, the complexities were tremendous. Here, there is a transaction, which can be implemented and from which the organisational integration can be built up, step by step, as we see fit. After careful discussions and consideration, and having reviewed all options, we concluded that, in our opinion, this is, by far, the best approach.

Will the new holding company guarantee any of the debt built up by Air France or KLM? Secondly, will the new operating company guarantee any of KLM’s debt?

Jean-Cyril SPINETTA

I am not sure that I understood your question, but I believe the answer is no.

Leo VAN WIJK

Unfortunately, we cannot hear you very well, but based on what we did hear, the answer is no.

Why did you include warrants in the deal, rather than issuing additional Air France shares?

Jean-Cyril SPINETTA

As you know, warrants are a sign that the respective shareholders of the company believe in the soundness of the deal. The strike price is 20 euros, while the maturity period is three years and six months. The warrants will be exercisable after only 18 months (I did not state this earlier). Their value can be easily determined by specialists, and they give a clear sign to the stakeholders and markets that we believe in this deal.

Leo VAN WIJK

Our synergies table shows that we have taken conservative approach to this aspect. It will only tip in if we bring the synergies about.

Roissy, 30 September 2003                                                                                                                                                                                        12

Analysis Meeting                                                                                                                                                                                    Air France/KLM

Did the fact that you would derive EUR 600 000 or EUR 1 million upon exercise of the warrants affect your decision?

Leo VAN WIJK

We did not think about that.

What are your comments regarding expectations that the US will renegotiate agreements in three years? How will you prevent the synergies from leaking away in reductions to travellers, for instance?

Jean-Cyril SPINETTA

It is not our responsibility to predict the US government’s behaviour. As you know, the European Court of Justice stated that it was prepared to take away ownership clauses on traffic rights. Further, a mandate was given by the countries to negotiate a multilateral agreement. Following that, the US government stated that it was prepared to re-consider some of the components of the agreements previously signed with the European countries.

Leo VAN WIJK

This is also a clear signal from US carriers that, given their situation and their linking up in alliances, they need a change in regulatory environment, as well. This statement is, by no means, the result of chance, but the outcome of intensive negotiations with regulators. It is a sign that this transaction meets the requirements of the industry and could be a starting point for something new.

Regarding the renegotiation between Europe and the US, much more is at stake. At this point in time, we have reason to believe that this transaction does not go beyond what the regulatory authorities on either side are willing to approve.

How will you prevent synergies from benefiting only travellers, rather than the company?

Leo VAN WIJK

This is a problem for the industry as a whole, and is not specific to our Group. We have been active and successful in bringing our cost levels down, in the last ten years. However, because of the hyper-competition present in this industry, almost all of the benefits have gone to the customer, leaving the airlines with insufficient returns.

I believe that most of the industry, on both sides of the Atlantic, is in a position where they cannot afford to give present benefits to new customers. We need to keep them in our business, and aim to provide exceptional returns to our shareholders. This is probably truer on the US side than the European side. Consolidation in itself will have to bring about a more rational type of competition, which is much more aligned with what can be seen in other industries. It is impossible to sustain 25 or 40 small players engaged in a global game. It is vital to consolidate and come to more rational terms. This transaction is one step toward making this industry more rational, even though it will not be sufficient on its own.

How does this alliance affect your presence in Asia?

Leo VAN WIJK

Our combined presence in Asia is quite significant. In particular, in our presentation, we stated that we will become the leading European airline, ranked as one of the largest carriers on a global scale. This will certainly also have a positive effect on our joint alliance in Asia.

Roissy, 30 September 2003                                                                                                                                                                                        13

Analysis Meeting                                                                                                                                                                                    Air France/KLM

Do you see any need to adjust your alliances, with respect to Asia?

Leo VAN WIJK

No, we do not see any particular need for this.

Jean-Cyril SPINETTA

No.

Leo VAN WIJK

We certainly have room for improvement there. Given that this transaction will reinforce the presence of Sky Team on a global basis, we will have further discussions or welcome new partners to the Asian domain.

Jean-Cyril SPINETTA

As many people know, Northwest, though an American company, is a very important player in Asia and Japan, and will thus be a significant asset for us.

Thank you very much. We apologise for the sound problems that prevented us from understanding some of your questions in full.

Roissy, 30 September 2003                                                                                                                                                                                        14